Capstone Holding Corp.

5141 W. 122nd Street

Alsip, IL 60803

December 3, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, DC 20549

Attention: Amy Geddes, Doug Jones, Jenna Hough and Dietrich King

Re:	Capstone Holding Corp.

Draft Registration Statement on Form S-1

Submitted October 8, 2024

CIK No. 0000887151

Ladies and Gentlemen:

By letter dated November 4, 2024, the staff (the ”Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) provided Capstone Holding Corp. (the “Company”, “we”, “us” or “our”) with its comments to the Company’s confidential draft registration statement on Form S-1 submitted on October 8, 2024. We are in receipt of your letter and we have set forth below our responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Draft Registration Statement on Form S-1 submitted October 8, 2024

Cover Page

1.	Here and elsewhere as appropriate, please disclose that you will be considered a “controlled company” following this offering under Nasdaq listing standards, if true. If this is the case, please also disclose whether you intend to rely on the exemptions to corporate governance requirements as a controlled company.

Response: We have included this disclosure that we will be considered a “controlled company” following this offering under Nasdaq listing standards and we do not intend to rely on the exemptions to corporate governance requirements as a controlled company.

2.	Please disclose here that BP Peptides, LLC, a related party, will have the ability to control all matters requiring shareholder approval, if true. Also disclose their percent voting power and the natural persons, namely, your chief executive officer and chairman, who control BP Peptides, LLC.

Response: We have revised this disclosure to include the additional information noted by Staff.

Business Overview, page 1

3.	Please clarify what you mean by the following statement in the fourth paragraph in this sub-section: “Over financial cycles the sector has grown by 5-7%, with the peak of the interest rate cycle providing the ideal backdrop to execute value-creating, accretive acquisitions.”

Response: We have clarified the statement on pages 1 and 33.

Our Business Strategy and Operating Model, page 1

4.	Please revise here and on page 38 to provide support for your statement that your team has a “a proven track record of identifying, acquiring and building successful building products companies.” Similarly revise to provide support for your statement on page 41 that your management team has a “proven track record of driving growth and delivering results.”

Response: We have revised our disclosure to provide support for both statements as requested.

5.	Here and elsewhere in the prospectus, such as on pages 38 and 39, please explain what you mean when you state that you intend to expand your “market leadership.”

Response: We have revised our disclosure to remove the phrase “market leadership”.

TotalStone, LLC, page 2

6.	Here and elsewhere, where you disclose that you have a controlling interest in TotalStone, please disclose the percentage interest you hold.

Response: We have revised this disclosure to include the percentage interest the Company holds in TotalStone.

Risk Factors, page 13

7.	Please revise this section to provide a risk factor addressing the risks associated with future issuances of securities with rights that are superior to the rights of holders of your common stock (e.g., superior voting rights).

Response: We have included the risk factor addressing the risks associated with future issuances of securities with rights that are superior to the rights of holders of our common stock.

8.	Please revise to provide a risk factor addressing whether you have been able to historically retain your clients and attract new clients. To the extent that the loss of any particular client(s) would have a material impact on your results of operations, please disclose the client(s) and discuss your dependence on this client(s). To this extent, we note your disclosure on page 31 that you have over 620 customers, and your disclosure on page 41 that you have 350 active and recurring customers. Please revise to clarify what figure properly represents current customers, and if your figure citing 620 customers refers to total number of customers historically, please state as much.

Response: We have included the risk factor as requested. Additionally, we have revised our disclosure to clarify the number of customers we currently have.

Risk Factors

Risks related to our securities

Capstone Holding Corp. is a holding company… page 21

9.	You disclose here you are a holding company with no operations of your own, your operations are conducted entirely through your subsidiaries and your ability to generate cash for the noted items is highly dependent on funds from your subsidiaries. In view of this, please explain to us your consideration of Rules 4-08(e), 5-04(c) Schedule I and 12-04 of Regulation S-X.

Response: We have included the relevant financial information and disclosures in Note 15 to the audited consolidated financial statements for the years ended December 31, 2023 and 2022 of Capstone Holding Corp.

Use of Proceeds, page 26

10.	Please revise to disclose the amount, by percentage, of proceeds that will be used for each intended purpose disclosed here. Refer to Item 504 of Regulation S-K.

Response: We have revised this disclosure to include the additional information noted by Staff.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 31

11.	Please provide support for, or explain what you mean by, your statement that your “sales and marketing tools are industry leading.”

Response: We have removed this statement.

Results of Operations, page 32

12.	Please quantify each factor cited in your explanations of period-to-period variances for annual and interim periods. For example, between the annual periods 2023 and 2022, you state revenue for your owned and controlled brands was down $4.8 million driven by price reductions and offset by a slight increase in volume, and for your other brands revenue was down $8.4 million primarily attributed to price reductions and lower volume. Refer to the guidance in Item 303(b) of Regulation S-K and section III.D of Release No. 33-6835 (501.04 of our Codification of Financial Reporting Policies).

Response: We have revised our discussion as requested.

13.	Please disclose the reason for the decrease in your profit margin in the latest annual and interim periods relative to the corresponding prior periods.

Response: We have revised our discussion to disclose the change in our profit margin in the latest annual and interim periods relative to the corresponding prior periods.

14.	In your explanation of the change in sales between the interim periods, it appears the third paragraph under “Sales” on page 34 is a copy of the explanation for the annual period comparison. Please revise for the interim period as appropriate.

Response: We have revised our explanation of the change in sales for the nine months ended September 30, 2024 and 2023 as requested.

Liquidity and Capital Resources, page 34

15.	You state in the third paragraph hereunder you believe cash provided from operations in 2024, in addition to cash from other sources, will be sufficient to satisfy your cash requirements for at least the next 12 months. For the six months ended June 30, 2024 you report cash used in operations. Please discuss why you believe cash will be provided from operations in 2024. Refer to Item 303(a), (b) and (b)(1).

Response: We respectfully acknowledge the Staff’s comments and have revised our disclosure accordingly. We have also added disclosure to indicate the seasonality of our operating cash flow indicating that in the first have of the calendar year we typically report negative operating cash flows as our accounts receivable and inventories rise to seasonal high levels with that trend reversing in the second half of the year as our working capital needs decrease and we pay down our revolving credit line.

Critical Accounting Policies and Significant Judgments and Estimates

Goodwill and Other Intangible Assets, page 36

16.	Goodwill comprises approximately 44% and 43% of total assets as of December 31, 2023 and June 30, 2024, respectively. It appears any impairment charges that may be required could have a material impact on your results of operations. Please significantly revise your discussion of your policy for assessing goodwill for impairment to include qualitative and quantitative information necessary to understand the estimation uncertainty and how it relates to required impairment testing and assessment of the necessity of an impairment test for both annual and interim periods. Include in this discussion how you considered your loss from operations position for the year ended December 31, 2023 and interim period ended June 30, 2024, as well as your accumulated deficit and total equity at these respective dates in your assessment of whether an impairment test was necessary. Refer to the guidance in Item 303(b)(3) of Regulation S-K.

Response: We have revised our discussion as requested.

Business, page 38

17.	We note your disclosure that Instone is your current operating platform, which is integral to your business strategy and competitive edge. Please revise to provide a discussion of this platform, including how the platform operates, how it is accessed by customers, distribution methods of the products or services, and any other detail material to an understanding of this platform. Refer to Item 101(h) of Regulation S-K.

Response: We have revised our disclosure to provide a discussion of our distribution network and website.

18.	Please provide support for your statement that your management team has a “proven track record of driving growth and delivering results” on page 41.

Response: We have revised our disclosure to provide support for the statement as requested.

19.	Where you discuss your market share, please revise to disclose what your market share is, if known.

Response: We have deleted language related to our market share.

20.	We note your disclosure on page 15 referring to your intellectual property rights. Please disclose here the intellectual property you hold and the duration and effect of such intellectual property. Refer to Item 101 of Regulation S-K.

Response: We have revised our disclosure on page 16 to disclose that we have filed applications for three trademarks that are used on our products, all of which are under review or pending.

21.	We note your disclosure on page 43 regarding regulatory and environmental matters. Please revise this section to disclose (a) your need for any government approval of principal products or services, and if government approval is necessary, that you have not yet received that approval, and discuss the status of the approval within the government approval process; (b) the effect of existing or probable governmental regulations on your business; and (c) costs and effects of compliance with environmental laws. Refer to Item 101(h)(4)(viii), (ix), and (xi) of Regulation S-K.

Response: We will provide further disclosure on these matters in a future filing.

Item 1. Business

TotalStone, LLC

Future TotalStone Equity Interests Transactions, page 45

22.	There are several equity transactions detailed here that appear will impact your ownership structure and capitalization post offering. Please tell us how you plan to reflect the pro forma impact of these transactions in “Capitalization.” Also explain to us whether there is a basis for these transactions to impact the historical financial statements included in the filing.

Response: We will provide further disclosure on these matters in a future filing.

Security Ownership of Beneficial Owners and Management, page 53

23.	Please increase the holdings for Lipman and Toporek to reflect the holdings of BP Peptides, LLC as well. In this regard, we note that by virtue of their roles with BP Peptides, LLC each would appear to beneficially own BP Peptides, LLC’s holdings for reporting purposes. In addition, please revise footnote 5 to disclose the percent ownership interest Lipman and Toporek each have in BP Peptides, LLC.

Response: We have revised the security ownership table to include the information requested by Staff.

Consolidated Financial Statements of Capstone Holding Corp. as of December 31, 2023

Notes to Consolidated Financial Statements

Note 6 – Investment in Non-Marketable Securities, page F-11

24.	You disclose here that on November 16, 2023 you transferred 100% of your ownership in DPH to a third party and, as a result, you wrote-off in full your $8.0 million investment in DPH and wrote-down its debt liability to $800.0 thousand plus interest. Please tell us whether:

●	the third party assumed the associated $7.2 million in debt liability and whether any other consideration was transferred;

●	our understanding is correct that the $800.0 thousand represents limited payment guaranty of Beta’s promissory note to Brookstone XXI. If correct, tell us and disclose what, if any, assets now secure this liability.

Response: We respectfully advise the Staff of the following:

●	No third party has assumed any portion of the $7.2 million debt liability.

●	Beta’s promissory note to Brookstone XXI is unsecured.

General

25.	Throughout the prospectus where you disclose that you are controlled by a private equity group, please disclose that this group is Brookstone Partners, which is controlled by your chief executive officer, Matthew Lipman, and your chairman, Michael Toporek.

Response: We have revised this disclosure to include the additional information noted by Staff.

26.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: We respectfully advise the Staff that there is no such written communications that we, or anyone authorized to do so on our behalf, present to potential investors in reliance on Section 5(d) of the Securities Act. We will provide the copies of all written communications once they’re available.

27.	Where you discuss that you own or control over 50% of the brands you sell, please also disclose that this reflects five out of eight brands, if true.

Response: We have revised the disclosure to clarify that we own or control five of the eight brands we sell.

28.	Throughout the prospectus, where you disclose that you are strategically positioned to capitalize on market conditions, please explain what you mean.

Response: We have included the explanation of the disclosure that we are strategically positioned to capitalize on market conditions within the building products sector.

Thank you for your assistance in reviewing our amended submission.

Very truly yours,

/s/ Matthew Lipman
Matthew Lipman
Chief Executive Officer

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